UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 6 May 2021

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): _____

Media Release



GOLD FIELDS

OPERATIONAL UPDATE
FOR THE QUARTER ENDED 31 MARCH 2021



STATEMENT BY NEWLY APPOINTED CEO OF GOLD FIELDS, CHRIS GRIFFITH

Being in the seat for 36 days, confirmed my expectations that Gold Fields is well on its way to being a global leader in sustainable gold mining. The deliberate strategy of moving away from labour-intensive, conventional mining to focus on mechanised open pit and underground operations, with majority international exposure, has served the company well. In addition, the reinvestment programme over the past four years has placed Gold Fields in a position where it can maintain and even grow its production profile over the next decade. Salares Norte is indeed a world class project and delivering the project on time and on budget is one of the key focus areas in the coming years. Our ESG work continues to evolve and we remain on track to provide more definitive targets for our key ESG priorities by year-end.

It is with deep sadness that within my first month of being at Gold Fields, we lost a colleague at our South Deep mine in a mining incident. Vumile Mgcine (46), a shaft timberman, succumbed from injuries sustained while attempting to unblock a chute outlet on an underground conveyor belt. There is no more tragic reminder of the overriding importance of safety at our mines than the death of a colleague. My heartfelt condolences go out to Vumile's family, friends and colleagues.

Notwithstanding the impact of COVID-19 on Q1 2021 (particularly impacting Cerro Corona and South Deep), Group attributable equivalent gold production was 541koz, largely flat YoY (down 9% QoQ). Group production remains on track to deliver the guidance provided in February 2021. Group AISC for the quarter was US$1,078/oz, up 11% QoQ and YoY. AIC for the Group was US$1,249/oz, 18% higher YoY (up 12% QoQ) as capital expenditure at Salares Norte starts to ramp up. Net debt at the end of the quarter was US$1,224m, compared to US$1,069m at the end of December 2020, primarily driven by the payment of the final dividend of US$190m. The net debt to EBITDA at the end of the quarter was 0.59x, largely unchanged QoQ. The balance sheet remains in a strong position.

COVID-19

Since we last reported our COVID-19 statistics, two further colleagues have passed as a result of their COVID-19 infections. This brings the total for Gold Fields to 11 employees and contractors. These are tragic losses and our heartfelt condolences go out to the family members, friends and colleagues of these men. So far we have had a total of 3,457 positive cases in the Group, of which 62 were active as at 2 May 2021 with seven receiving care in hospitals. There have been no cases to date at our Australian mines.

SALIENT FEATURES

541,000
OUNCES OF ATTRIBUTABLE GOLD PRODUCTION

US$1,249
PER OUNCE OF ALL-IN COST

JOHANNESBURG, 6 MAY 2021: Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 31 March 2021. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.

The table below provides an overview of the number of COVID-19 infections at our mines to date, as well as recovery rates and other data.

COVID-19 report (as at 2 May 2021)	Total
Tested	95,735
Positive	3,457
Negative	92,152
Awaiting results	126
Active cases	62
Hospitalised	7
Recovered	3,384
Died	11

* Note: "Awaiting results", "Active cases" and "Hospitalised" refers to the current figures. Numbers exclude Asanko/Galiano.

During 2020 our operations spent approximately US$30m on COVID-19 related initiatives and interventions such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. A further US$3m was spent on donations to assist governments and communities in their fight against the pandemic. In Q1 this year the respective figures were US$6.3m and US$280,000.

Our operations are also starting to work closely with their respective governments on the rollout of vaccines, not just to employees and contractors, but also to communities. In the countries that we operate, mining has been classified as an essential service which means that our employees will be among the earlier groups to receive vaccinations.

Q1 2021 operational performance

The Australian region produced 236koz at AIC of A$1,529/oz (US$1,181/oz) and AISC of A$1,442/oz (US$1,115/oz). Our mines in Ghana produced 221koz (including 45% of Asanko) at AIC of US$1,078/oz and AISC of US$1,038/oz.

Production at Cerro Corona in Peru was impacted by unusually high rainfall during the March quarter, with the mine producing 46koz (gold equivalent) at AIC of US$1,160 per gold equivalent ounce and AISC of US$1,067 per gold equivalent ounce.

Despite the second wave of COVID-19 that affected South Africa during December 2020 and the early parts of 2021, production at South Deep was only marginally lower YoY. The mine produced 60koz during the first quarter at AIC of R694,685/kg (US$1,444/oz) and AISC of R667,614/kg (US$1,388/oz).

Encouragingly, productivity trends continued to improve across key leading indicators during the quarter, with stoping productivity being the focus area for improvement over the remainder of the year.

Update on Salares Norte

Salares Norte maintained its positive momentum and continued to track ahead of the project schedule during Q1 2021. US$86.9m was spent on the project during the quarter, comprising US$58.6m in capex, US$7.6m in exploration, a US$27.6m investment in working capital and a credit of US$9.7m from the realised portion of the FX hedge. Encouragingly, the detailed engineering was completed in January. Pre-stripping of the Brecha Principal pit started on 6 January 2021 and volumes continued to track ahead of schedule during the quarter. All other key activities continue to track ahead of plan. For a detailed update on the project refer to page 9.

ESG

At the end of March we released a suite of reports under the umbrella of the Integrated Annual Report (IAR). These include the IAR itself, the Annual Financial Report (including our Governance Report) and the Mineral Resource and Reserve supplement. This was followed up at the end of April with a suite of ESG reports, namely our 2020 Report to Stakeholders, the GRI Content Index and the 2020 Climate Change Report, the latter produced in line with the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD). We also launched the online version of the IAR and a portal detailing our work on Tailings Storage Facilities (TSF) on our website.

Gold Fields was one of 380 companies globally included in the 2021 Bloomberg Gender-Equality Index (GEI), the third consecutive year it achieved this. Companies in the GEI are recognised for their efforts in achieving workplace gender equality and their disclosure of key gender equality metrics. This is the third year in a row that Gold Fields has been listed in the GEI, which measures gender policies across five pillars: female leadership and talent pipeline, equal pay and gender pay parity, inclusive culture, sexual harassment policies, and pro-women brand.

South Deep Solar Plant

The Gold Fields Board this week gave the green light for the construction of a 40MW solar plant at the South Deep mine in South Africa. This follows the granting of a licence by the National Energy Regulator of South Africa on 25 February 2021. The 40MW solar plant will generate over 20% of the average electricity consumption of the mine. It will comprise 116,000 solar panels and cover a 118ha area roughly the size of 200 soccer fields and will be on mine property. The estimated capital investment for the plant is R660m, including contingencies, but the use of self-generated, renewable energy will translate into savings of around R120m on the cost of electricity a year. South Deep is currently finalising procurement strategies and contractor criteria for the construction of the plant, which will begin during Q2 2021. The plant is expected to be commissioned during Q2 2022.

The South Deep solar plant is the latest step in our renewable energy journey and follows the plants that are in operation at Agnew and Granny Smith as well as the plans for solar plants at Gruyere and Salares Norte.

FY 2021 guidance unchanged

As previously guided, 2021 is a high capital expenditure year for Gold Fields (US$1.177bn). Two additional projects were approved post quarter end:
- the development of the Huni Pit at Damang, which adds incremental production to the project and provides flexibility on the mining front, at a cost of US$43m, with approximately US$15m to be incurred in 2021; and
- the solar plant at South Deep, with R318m (US$21m) capex being incurred in 2021.

Despite this additional expenditure, we maintain our cost guidance provided in February 2021. For 2021, attributable gold equivalent production is expected to be between 2.30Moz and 2.35Moz. AISC is expected to be between US$1,020/oz and US$1,060/oz, with AIC expected to be US$1,310/oz to US$1,350/oz. If we exclude the very significant project capex at Salares Norte, AIC is expected to be US$1,090/oz to US$1,130/oz. The exchange rates used for our 2021 guidance are: R/US$15.50 and US$/A$0.75.

Group production guidance also remains unchanged, however two mines within the group have been impacted by COVID-19 during Q1 2021. As a result, production at South Deep is expected to be 300kg (9.3koz) lower at 8,700kg (280.0koz). Gold production at Cerro Corona is expected to be 20koz lower at 110koz, with copper production remaining at similar levels. However, the higher copper price has more than offset this impact on a gold equivalent ounce basis. Consequently, Group guidance remains intact.

Chris Griffith
Chief Executive Officer

6 May 2021

Key statistics

Figures in millions unless otherwise stated		United States Dollars		
		Quarter		
		March 2021	December 2020	March 2020
Gold produced*	oz (000)	541	593	537
Tonnes milled/treated	000	10,378	10,700	10,346
Revenue (excluding Asanko)	US$/oz	1,778	1,866	1,561
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko)	US$/tonne	43	40	39
All-in sustaining costs	US$/oz	1,078	971	975
Total all-in cost	US$/oz	1,249	1,113	1,060
Net debt	US$m	1,224	1,069	1,260
Net debt (excluding lease liabilities)	US$m	788	640	957
Net debt to EBITDA ratio	US$m	0.59	0.56	0.94

* Gold produced in this table is attributable and includes Gold Fields share of 45% in Asanko.
At 31 March 2021, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%), Cerro Corona in Peru (99.5%), Gruyere JV (50%) and Asanko JV (45% equity share).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 4% of Group production.
Figures may not add as they are rounded independently.

STOCK DATA FOR THE 3 MONTHS ENDED 31 MARCH 2021

Number of shares in issue		NYSE – (GFI)	
– at end March 2021	887,564,061	Range – Quarter	US$8.16 – US$10.52
– average for the quarter	886,139,691	Average volume – Quarter	6,863,946 shares/day
Free float	100 per cent	JSE LIMITED – (GFI)	
ADR ratio	1:1	Range – Quarter	ZAR121.93 – ZAR158.79
Bloomberg/Reuters	GFISJ/GFLJ.J	Average volume – Quarter	3,397,964 shares/day

Salient features and cost benchmarks

United States Dollars

Figures are in millions unless otherwise stated		Total Mine operations including equity accounted Joint Venture	Total Mine operations excluding equity accounted Joint Venture	South African Region: South Deep	West Africa Region: Total	West Africa Region, Ghana: Tarkwa	West Africa Region, Ghana: Damang	West Africa Region, Ghana: Asanko* 45%	South America Region, Peru: Cerro Corona
Operating Results									
Ore milled/treated (000 tonnes)	**March 2021**	**10,378**	**9,728**	**707**	**5,269**	**3,436**	**1,183**	**650**	**1,635**
	Dec 2020	10,700	10,053	741	5,304	3,452	1,205	647	1,680
	March 2020	10,346	9,716	546	5,259	3,479	1,150	630	1,675
Yield (grams per tonne)	**March 2021**	**1.7**	**1.7**	**2.6**	**1.3**	**1.1**	**1.9**	**1.3**	**0.9**
	Dec 2020	1.8	1.8	2.6	1.3	1.1	1.9	1.4	0.9
	March 2020	1.7	1.7	3.5	1.1	1.1	1.0	1.5	1.2
Gold produced (000 managed equivalent ounces)	**March 2021**	**562.9**	**535.9**	**59.7**	**221.1**	**122.5**	**71.7**	**27.0**	**46.4**
	Dec 2020	613.0	583.4	61.5	230.1	127.2	73.3	29.5	47.9
	March 2020	553.8	523.9	60.6	193.9	127.1	36.9	29.8	62.3
Gold produced (000 attributable equivalent ounces)	**March 2021**	**541.3**	**514.3**	**57.6**	**201.8**	**110.3**	**64.5**	**27.0**	**46.2**
	Dec 2020	592.6	563.1	61.5	210.0	114.5	66.0	29.5	47.7
	March 2020	536.9	507.1	60.6	177.4	114.4	33.2	29.8	62.0
Gold sold (000 managed equivalent ounces)	**March 2021**	**558.1**	**529.7**	**57.2**	**222.5**	**122.5**	**71.7**	**28.3**	**52.6**
	Dec 2020	625.7	598.4	63.2	227.9	127.2	73.3	27.3	51.9
	March 2020	551.1	520.6	58.0	194.6	127.1	36.9	30.5	60.4
Cost of sales before amortisation and depreciation (million)	**March 2021**	**(433.1)**	**(406.2)**	**(70.2)**	**(138.9)**	**(73.2)**	**(38.8)**	**(26.9)**	**(49.9)**
	Dec 2020	(405.8)	(384.3)	(67.0)	(118.6)	(57.2)	(40.0)	(21.4)	(47.6)
	March 2020	(409.3)	(389.3)	(61.9)	(159.6)	(82.6)	(57.0)	(20.1)	(34.0)
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**March 2021**	**43**	**43**	**101**	**30**	**21**	**45**	**45**	**25**
	Dec 2020	40	40	91	29	19	50	43	26
	March 2020	40	39	114	30	24	40	42	25
Sustaining capital (million)	**March 2021**	**(113.2)**	**(111.5)**	**(8.3)**	**(55.0)**	**(50.7)**	**(2.6)**	**(1.7)&**	**(2.2)**
	Dec 2020	(128.2)	(123.8)	(22.1)	(47.4)	(38.2)	(4.9)	(4.4)&	(9.6)
	March 2020	(76.0)	(75.2)	(7.5)	(31.2)	(28.7)	(1.6)	(0.8)&	(4.5)
Non-sustaining capital (million)	**March 2021**	**(28.8)**	**(25.4)**	**(3.2)**	**(5.9)**	**—**	**(2.5)**	**(3.4)**	**(4.6)**
	Dec 2020	(24.3)	(18.7)	(3.2)	(5.6)	—	—	(5.6)	(8.4)
	March 2020	(23.5)	(22.0)	(0.5)	(4.2)	—	(2.6)	(1.6)	(7.1)
Total capital expenditure (million)	**March 2021**	**(142)**	**(136.9)**	**(11.5)**	**(60.9)**	**(50.7)**	**(5.1)**	**(5.1)**	**(6.8)**
	Dec 2020	(152.5)	(142.5)	(25.3)	(53.0)	(38.2)	(4.9)	(10.0)	(18.0)
	March 2020	(99.5)	(97.2)	(8.0)	(35.4)	(28.7)	(4.2)	(2.4)	(11.6)
All-in-sustaining costs (dollar per ounce)	**March 2021**	**1,071**	**1,066**	**1,388**	**1,038**	**1,190**	**733**	**1,158**	**136**
	Dec 2020	964	954	1,443	962	996	824	1,174	513
	March 2020	968	978	1,227	1,105	994	1,734	805	446
Total all-in-cost (dollar per ounce)	**March 2021**	**1,132**	**1,121**	**1,444**	**1,078**	**1,190**	**791**	**1,323**	**358**
	Dec 2020	1,007	988	1,494	991	996	824	1,418	834
	March 2020	1,015	1,023	1,236	1,130	994	1,804	881	647

Average exchange rates were US$1 = R14.96, US$1 = R15.61 and US$1 = R15.03 for the March 2021, December 2020 and March 2020 quarters, respectively.
The Australian/US dollar exchange rates were A$1 = US$0.77, A$1 = US$0.73 and A$1 = US$0.67 for the March 2021, December 2020 and March 2020 quarters, respectively.
Figures may not add as they are rounded independently.
* Equity accounted Joint Venture.
& Includes Gold Fields 45% share of deferred stripping of US$1.1m and US$3.3m (100% basis US$2.4m and US$7.3m) for the March 2021 and December 2020 quarters, respectively.

Salient features and cost benchmarks continued

		United States Dollars					Australian Dollars					South African Rand
		Australia Region					Australia Region					South Africa Region
			Australia					Australia				
Figures are in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating Results												
Ore milled/treated (000 tonnes)	**March 2021**	**2,767**	**1,027**	**297**	**385**	**1,058**	**2,767**	**1,027**	**297**	**385**	**1,058**	**707**
	Dec 2020	2,974	1,180	324	417	1,053	2,974	1,180	324	417	1,053	741
	March 2020	2,867	1,154	322	429	963	2,867	1,154	322	429	963	546
Yield (grams per tonne)	**March 2021**	**2.6**	**2.8**	**5.3**	**4.7**	**1.0**	**2.6**	**2.8**	**5.3**	**4.7**	**1.0**	**2.6**
	Dec 2020	2.9	2.8	6.3	5.0	1.0	2.9	2.8	6.3	5.0	1.0	2.6
	March 2020	2.6	2.5	4.6	4.8	1.0	2.6	2.5	4.6	4.8	1.0	3.5
Gold produced (000 managed equivalent ounces)	**March 2021**	**235.7**	**94.0**	**50.9**	**57.6**	**33.1**	**235.7**	**94.0**	**50.9**	**57.6**	**33.1**	**1,858**
	Dec 2020	273.4	106.4	65.3	66.4	35.4	273.4	106.4	65.3	66.4	35.4	1,914
	March 2020	236.9	93.1	47.4	66.6	29.8	236.9	93.1	47.4	66.6	29.8	1,885
Gold produced (000 attributable equivalent ounces)	**March 2021**	**235.7**	**94.0**	**50.9**	**57.6**	**33.1**	**235.7**	**94.0**	**50.9**	**57.6**	**33.1**	**1,792**
	Dec 2020	**273.4**	**106.4**	**65.3**	**66.4**	**35.4**	**273.4**	**106.4**	**65.3**	**66.4**	**35.4**	**1,914**
	March 2020	236.9	93.1	47.4	66.6	29.8	236.9	93.1	47.4	66.6	29.8	1,885
Gold sold (000 managed equivalent ounces)	**March 2021**	**225.8**	**88.6**	**47.9**	**57.1**	**32.2**	**225.8**	**88.6**	**47.9**	**57.1**	**32.2**	**1,778**
	Dec 2020	282.8	109.8	69.6	68.8	34.6	282.8	109.8	69.6	68.8	34.6	1,965
	March 2020	238.1	93.3	48.3	66.6	29.9	238.1	93.3	48.3	66.6	29.9	1,803
Cost of sales before amortisation and depreciation (million)	**March 2021**	**(174.1)**	**(65.8)**	**(42.5)**	**(47.5)**	**(18.3)**	**(225.3)**	**(85.2)**	**(55.0)**	**(61.4)**	**(23.7)**	**(1,049.9)**
	Dec 2020	(172.6)	(62.3)	(43.2)	(47.3)	(19.9)	(237.6)	(85.6)	(59.3)	(65.3)	(27.3)	(1,055.4)
	March 2020	(153.8)	(60.2)	(37.0)	(39.4)	(17.2)	(231.1)	(90.4)	(55.6)	(59.2)	(25.9)	(930.7)
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**March 2021**	**64**	**61**	**142**	**127**	**21**	**82**	**79**	**184**	**164**	**27**	**1,505**
	Dec 2020	55	49	123	111	18	75	67	168	152	25	1,429
	March 2020	52	48	114	93	19	79	72	172	140	28	1,718
Sustaining capital (million)	**March 2021**	**(47.7)**	**(17.4)**	**(10.8)**	**(8.6)**	**(10.9)**	**(61.8)**	**(22.6)**	**(13.9)**	**(11.1)**	**(14.1)**	**(124.0)**
	Dec 2020	(49.1)	(17.2)	(9.7)	(13.7)	(8.4)	(67.6)	(23.7)	(13.2)	(18.9)	(11.7)	(357.1)
	March 2020	(32.8)	(16.5)	(8.8)	(5.1)	(2.4)	(49.4)	(24.8)	(13.2)	(7.7)	(3.7)	(112.7)
Non-sustaining capital (million)	**March 2021**	**(15.1)**	**(2.8)**	**(6.2)**	**(6.0)**	**(0.1)**	**(19.5)**	**(3.6)**	**(8.0)**	**(7.8)**	**(0.1)**	**(48.1)**
	Dec 2020	(7.1)	(3.0)	(1.0)	(2.7)	(0.4)	(9.3)	(4.1)	(1.2)	(3.4)	(0.6)	(52.3)
	March 2020	(11.7)	(1.5)	(2.0)	(8.0)	(0.2)	(17.6)	(2.3)	(3.1)	(12.0)	(0.2)	(7.7)
Total capital expenditure (million)	**March 2021**	**(62.8)**	**(20.2)**	**(17.0)**	**(14.6)**	**(11.0)**	**(81.3)**	**(26.2)**	**(21.9)**	**(18.9)**	**(14.2)**	**(172.1)**
	Dec 2020	(56.2)	(20.2)	(10.7)	(16.4)	(8.8)	(76.9)	(27.8)	(14.4)	(22.3)	(12.3)	(409.4)
	March 2020	(44.5)	(18.0)	(10.8)	(13.1)	(2.6)	(67.0)	(27.1)	(16.3)	(19.7)	(3.9)	(120.4)
All-in-sustaining costs (dollar per ounce)	**March 2021**	**1,115**	**1,027**	**1,271**	**1,145**	**1,068**	**1,442**	**1,329**	**1,645**	**1,482**	**1,382**	**667,614**
	Dec 2020	903	816	893	1,023	960	1,243	1,123	1,226	1,413	1,324	734,814
	March 2020	876	891	1,047	770	785	1,316	1,339	1,574	1,157	1,180	592,925
Total all-in-cost (dollar per ounce)	**March 2021**	**1,181**	**1,058**	**1,400**	**1,250**	**1,070**	**1,529**	**1,370**	**1,812**	**1,618**	**1,385**	**694,685**
	Dec 2020	928	843	907	1,062	971	1,276	1,160	1,244	1,463	1,340	761,455
	March 2020	925	907	1,090	890	791	1,390	1,364	1,637	1,338	1,188	597,181

Average exchange rates were US$1 = R14.96, US$1 = R15.61 and US$1 = R15.03 for the March 2021, December 2020 and March 2020 quarters, respectively.
The Australian/US dollar exchange rates were A$1 = US$0.77, A$1 = US$0.73 and A$1 = US$0.67 for the March 2021, December 2020 and March 2020 quarters, respectively.
Figures may not add as they are rounded independently.

Review of Operations

Quarter ended 31 March 2021 compared with quarter ended 31 December 2020

Figures may not add as they are rounded independently

South Africa region
South Deep

		March 2021	Dec 2020	% Variance
Ore mined	000 tonnes	**346**	304	14%
Waste mined	000 tonnes	**39**	45	(13)%
Total tonnes	000 tonnes	**385**	349	10%
Grade mined – underground reef	g/t	**5.63**	6.30	(11)%
Grade mined – underground total	g/t	**5.06**	5.49	(8)%
Gold mined	kg	**1,948**	1,915	2%
	000'oz	**62.6**	61.6	2%
Destress	m²	**12,032**	10,054	20%
Development	m	**1,086**	1,012	7%
Secondary support	m	**2,821**	2,577	9%
Backfill	m³	**42,803**	68,821	(38)%
Ore milled – underground	000 tonnes	**362**	324	12%
Ore milled – underground waste	000 tonnes	**26**	37	(30)%
Ore milled – surface	000 tonnes	**318**	380	(16)%
Total tonnes milled	000 tonnes	**707**	741	(5)%
Yield – underground reef	g/t		5.76	(13)%
Surface yield	g/t		0.13	(18)%
Total yield	g/t		2.58	2%
Gold produced	kg		1,914	(3)%
	000'oz		61.5	(3)%
Gold sold	kg		1,965	(9)%
	000'oz		63.2	(9)%
AISC – revised interpretation guidance (WGC November 2018)	R/kg	**667,614**	734,814	(9)%
	US$/oz	**1,388**	1,443	(4)%
AIC	R/kg	**694,685**	761,455	(9)%
	US$/oz	**1,444**	1,494	(3)%
Sustaining capital expenditure	Rm	**124.0**	357.1	(65)%
	US$m	**8.3**	22.1	(63)%
Non-sustaining capital expenditure	Rm	**48.1**	52.3	(8)%
	US$m	**3.2**	3.2	—%
Total capital expenditure	Rm	**172.2**	409.4	(58)%
	US$m	**11.5**	25.4	(55)%

South Deep continued to show positive traction on a number of key performance indicators during the March quarter including activities such as total tonnes mined, destress m², development metres and secondary support, notwithstanding the negative impact of the second wave of COVID-19 on the operation during the quarter.

Gold production decreased by 3% to 1,858kg (59,700oz) in the March quarter from 1,914kg (61,500oz) in the December quarter as a result of lower tonnes milled, partially offset by a marginally higher total yield. Gold mined increased by 2% to 1,948kg (62,600oz) in the March quarter from 1,915kg (61,600oz) in the December quarter largely influenced by the increase in destress and reef access development.

Reef yield decreased by 13% to 5.03g/t in the March quarter from 5.76g/t in the December quarter in line with the reduction in broken grade, which reduced by 11%, as lower grade stopes were mined and treated.

Underground tonnes milled increased by 7% to 388kt in the March quarter from 361kt in the December quarter due to increased volumes mined from stopes and destress. Surface ore tonnes milled decreased by 16% to 318kt in the March quarter from 380kt in the December quarter in line with reduced backfill requirements. As a result of the lower surface tonnes and higher underground tonnes processed, the total yield increased by 2% quarter-on-quarter.

Development increased by 7% to 1,086 metres in the March quarter from 1,012 metres in the December quarter and destress increased by 20% to 12,032m² in the March quarter from 10,054m² in the December quarter. The increase in development and destress will set the mine up for the projected production ramp-up in the coming months.

Secondary support increased by 9% to 2,821 metres in the March quarter from 2,577 metres in the December quarter which is in line with increased development and destress, while backfill decreased quarter-on-quarter by 38% to 42,803m³ in the March quarter from 68,821m³ in the December quarter due to stope unavailability as there was active mining in line with increased stoping volumes.

All-in cost decreased by 9% to R694,685/kg (US$1,444/oz) in the March quarter from R761,455/kg (US$1,494/oz) in the December quarter mainly driven by lower capital expenditure in the current quarter compared to the December quarter, partially offset by the decrease in gold sold in the current quarter.

Sustaining capital expenditure decreased by 65% to R124.0m (US$8.3m) in the March quarter from R357.1m (US$22.1m) in the December quarter mainly due to lower expenditure on fleet and infrastructure change-outs in the current quarter. In addition, the Metallurgical Plant fence, main entrance to Twin Shaft and on-site power generation projects are near completion with the major portion of these projects completed in the previous quarter resulting in lower spend in the current quarter.

Non-sustaining capital expenditure decreased by 8% to R48.1m (US$3.2m) in the March quarter from R52.3m (US$3.2m) in the December quarter mainly due to decreased expenditure on new mine development activities.

Revised guidance
At the time of providing the original guidance in February 2021 it was stated that guidance excludes any impacts due to COVID-19 as these were indeterminable. As a result of the impact of the second wave of COVID-19 on the operation during the March quarter it became necessary to update the 2021 guidance for South Deep to the following:
• Gold produced – 8,700kg (280,000oz), original guidance 9,000kg (289,300oz);
• Sustaining capital expenditure – R1,219m (US$82m) including the solar plant, original guidance R889m (US$57m);
• All-in sustaining costs – R672 000/kg (US$1,410/oz), original guidance R620,000/kg (US$1,240/oz); and
• Total all-in cost – R712 000/kg (US$1,495/oz), original guidance R660,000/kg (US$1,320/oz).

The remainder of the guidance numbers remain unchanged.

The potential risk of further disruptions due to COVID-19 for the remainder of the year have not been factored into the revised guidance.

West Africa region

Ghana

Tarkwa

		March 2021	Dec 2020	% Variance
Ore mined	000 tonnes	2,405	2,922	(18)%
Waste (Capital)	000 tonnes	12,859	14,016	(8)%
Waste (Operational)	000 tonnes	6,132	4,938	24%
Total waste mined	000 tonnes	18,991	18,954	—%
Total tonnes mined	000 tonnes	21,397	21,876	(2)%
Strip ratio	waste/ore	7.9	6.5	22%
Grade mined	g/t	1.46	1.54	(5)%
Gold mined	000'oz	112.6	144.6	(22)%
Tonnes milled	000 tonnes	3,436	3,452	—%
Yield	g/t	1.11	1.15	(3)%
Gold produced	000'oz	122.5	127.2	(4)%
Gold sold	000'oz	122.5	127.2	(4)%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	1,190	996	19%
AIC	US$/oz	1,190	996	19%
Sustaining capital expenditure	US$m	50.7	38.2	33%
Non-sustaining expenditure	US$m	—	—	—%
Total capital expenditure	US$m	50.7	38.2	33%

Gold production decreased by 4% to 122,500oz in the March quarter from 127,200oz in the December quarter due to lower realised yield. Realised yield decreased by 3% to 1.11g/t in the March quarter from 1.15g/t in the December quarter due to higher volumes of stockpile processed in the March quarter. In the March quarter, 1.4Mt stockpiles at 0.74g/t were processed compared with 1.2Mt at 0.80g/t in the December quarter.

Stockpile balance at the end of the March quarter was 8.9Mt at an average grade of 0.85g/t compared to 9.9Mt at an average grade of 0.83g/t at the end of the December quarter.

Total tonnes mined, including capital waste stripping, decreased by 2% to 21.4Mt tonnes in the March quarter from 21.9Mt in the December quarter. Ore mined decreased by 18% to 2.4Mt in the March quarter from 2.9Mt in December quarter in line with the plan. Capital waste decreased by 8% to 12.9Mt in the March quarter from 14.0Mt in the December quarter in line with the planned mining sequence. Operational waste increased by 24% to 6.1Mt in the March quarter from 4.9Mt in December quarter due to increased focus on waste mining to expose ore.

All-in cost increased by 19% to US$1,190/oz in the March quarter from US$996/oz in the December quarter due to higher cost of sales before amortisation and depreciation, higher capital expenditure and lower ounces sold.

Capital expenditure increased by 33% to US$50.7m in the March quarter from US$38.2m in the December quarter due to higher capital waste expenditure as a result of higher mining unit cost rates, partially offset by lower capital waste tonnes mined, higher tailings storage and timing of other capital expenditure.

Damang

		March 2021	Dec 2020	% Variance
Ore mined	000 tonnes	2,071	2,204	(6)%
Waste (Capital)	000 tonnes	—	—	—%
Waste (Operational)	000 tonnes	4,050	5,254	(23)%
Total waste mined	000 tonnes	4,050	5,254	(23)%
Total tonnes mined	000 tonnes	6,121	7,458	(18)%
Strip ratio	waste/ore	1.96	2.38	(18)%
Grade mined	g/t	1.63	1.81	(10)%
Gold mined	000'oz	108.2	128.0	(15)%
Tonnes milled	000 tonnes	1,183	1,205	(2)%
Yield	g/t	1.88	1.89	—%
Gold produced	000'oz	71.7	73.3	(2)%
Gold sold	000'oz	71.7	73.3	(2)%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	733	824	(11)%
AIC	US$/oz	791	824	(4)%
Sustaining capital expenditure	US$m	2.6	4.9	(47)%
Non-sustaining expenditure	US$m	2.5	—	100%
Total capital expenditure	US$m	5.1	4.9	4%

Gold production decreased by 2% to 71,700oz in the March quarter from 73,300oz in the December quarter mainly due to lower mill throughput and yield. Yield decreased marginally to 1.88g/t in the March quarter from 1.89g/t in the December.

Total tonnes mined decreased by 18% to 6.1Mt tonnes in the March quarter from 7.5Mt in the December quarter in line with the plan. Ore tonnes mined decreased by 6% to 2.1Mt tonnes in the March quarter from 2.2Mt in the December quarter.

In the March quarter, ore tonnes mined remained higher than tonnes processed with preferential processing of higher grade ore and stockpiling of lower grade material. This is in line with the mining sequence as per the Damang Reinvestment Project (DRP).

Gold mined decreased by 15% to 108.2koz in the March quarter from 128.0koz in the December quarter due to lower ore tonnes and lower grade mined.

Mined grade decreased by 10% to 1.63/t in the March quarter from 1.81g/t in the December quarter due to mining in the slightly lower grade portion of the orebody in the far northern and southern portions of the pit in the March quarter to expose relatively better grades in the lower benches for the second half of 2021.

All-in cost decreased by 4% to US$791/oz in the March quarter from US$824/oz in the December quarter mainly due to lower cost of sales before amortisation and depreciation resulting from lower operating tonnes mined, partially offset by higher capital expenditure and lower ounces sold.

Sustaining capital expenditure decreased by 47% to US$2.6m in the March quarter from US$4.9m in the December quarter due to timing of expenditure. Non-sustaining capital expenditure increased from nil in the December quarter to US$2.5m in the March quarter due to expenditure incurred on the stage 3 construction of the Far East Tailings Storage Facility (FETSF).

Revised guidance

Post quarter end the development of the Huni Pit at Damang was approved, which adds incremental production to the project and provides flexibility on the mining front. Total cost is US$43m, with approximately US$15m to be incurred in 2021. As a result the original guidance for Damang is revised as follows:

- Growth capital expenditure – US$25m, original guidance US$10m; and
- Total all-in cost – US$840/oz, original guidance US$790/oz.

The remainder of the guidance numbers remain unchanged.

Asanko (Equity accounted Joint Venture)

All figures in table on a 100 per cent basis

		March 2021	Dec 2020	% Variance
Ore mined	000 tonnes	**1,841**	1,964	(6)%
Waste (Capital)	000 tonnes	**258**	1,175	(78)%
Waste (Operational)	000 tonnes	**9,294**	10,597	(12)%
Total waste mined	000 tonnes	**9,552**	11,772	(19)%
Total tonnes mined	000 tonnes	**11,393**	13,736	(17)%
Strip ratio	waste/ore	**5.2**	6.0	(13)%
Grade mined	g/t	**1.30**	1.42	(8)%
Gold mined	000'oz	**76.7**	89.4	(14)%
Tonnes milled	000 tonnes	**1,444**	1,438	—%
Yield	g/t	**1.29**	1.42	(9)%
Gold produced	000'oz	**60.0**	65.6	(8)%
Gold sold	000'oz	**62.9**	60.7	4%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	**1,158**	1,174	(1)%
AIC	US$/oz	**1,323**	1,418	(7)%
Sustaining capital expenditure	US$m	**3.7**	9.7	(62)%
Non-sustaining expenditure	US$m	**7.6**	12.5	(39)%
Total capital expenditure	US$m	**11.3**	22.2	(49)%

Gold production decreased by 8% to 60,000oz (100% basis) in the March quarter from 65,600oz (100% basis) in the December quarter mainly due to lower yield. Yield decreased by 9% to 1.29g/t in the March quarter from 1.42g/t in the December quarter.

Total tonnes mined decreased by 17% to 11.4Mt tonnes in the March quarter from 13.7Mt in the December quarter. Waste tonnes mined decreased by 19% to 9.6Mt tonnes in the March quarter from 11.8Mt in the December quarter. In the December quarter, the focus was on waste mining in order to expose ore. Ore tonnes mined decreased by 6% to 1.8Mt tonnes in the March quarter from 2.0Mt in the December quarter due to depletion of the Akwasiso cut 2 pit.

All-in cost decreased by 7% to US$1,323/oz in the March quarter from US$1,418/oz in the December quarter due to lower capital expenditure and higher gold sold, partially offset by higher cost of sales before amortisation and depreciation.

Sustaining capital expenditure decreased by 62% to US$3.7m in the March quarter from US$9.7m in the December quarter mainly due to timing of expenditure. Non-sustaining capital expenditure decreased by 39% to US$7.6m in the March quarter from US$12.5m in the December quarter due to timing of expenditure on the Tetrem relocation project (Tetrem RAP) as the project comes to conclusion.

South America region

Peru

Cerro Corona

		March 2021	Dec 2020	% Variance
Ore mined	000 tonnes	**1,099**	1,343	(18)%
Waste mined	000 tonnes	**4,995**	3,975	26%
Total tonnes mined	000 tonnes	**6,094**	5,319	15%
Grade mined – gold	g/t	**0.86**	0.96	(10)%
Grade mined – copper	per cent	**0.48**	0.47	2%
Gold mined	000'oz	**30.5**	41.5	(26)%
Copper mined	000 tonnes	**5,241**	6,265	(16)%
Tonnes milled	000 tonnes	**1,635**	1,680	(3)%
Gold recovery	per cent	**57.40**	59.12	(3)%
Copper recovery	per cent	**85.91**	87.20	(1)%
Yield – Gold	g/t	**0.40**	0.48	(18)%
– Copper	per cent	**0.35**	0.37	(3)%
– Combined	eq g/t	**0.88**	0.89	(1)%
Gold produced	000'oz	**20.0**	25.0	(20)%
Copper produced	tonnes	**5,559**	5,895	(6)%
Total equivalent gold produced	000' eq oz	**46.4**	47.9	(3)%
Total equivalent gold sold	000' eq oz	**52.6**	51.9	1%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	**136**	513	(73)%
AISC	US$/ eq oz	**1,067**	1,220	(13)%
AIC	US$/oz	**358**	834	(57)%
AIC	US$/ eq oz	**1,160**	1,392	(17)%
Sustaining capital expenditure	US$m	**2.2**	9.6	(77)%
Non-sustaining expenditure	US$m	**4.6**	8.4	(45)%
Total capital expenditure	US$m	**6.8**	18.0	(62)%

As communicated at the end of the December 2020 quarter, Cerro Corona commenced with a waste recovery plan to mitigate the COVID-19 impacts during 2020 which includes the recovery of about 9Mt delayed tonnes. The recovery will take place over the next 3 years, at a rate of about 3Mt per year of accelerated stripping. The waste recovery plan, although implemented, was not fully achieved during the March quarter due to the impact of the 2nd wave of COVID-19 as well as the impact of the abnormally high rainy season.

Gold equivalent production decreased by 3% to 46,400oz in the March quarter from 47,900oz in the December quarter due to a lower gold grade and a lower gold recovery as a result of different metallurgical conditions.

Total tonnes mined increased by 15% to 6.1Mt tonnes in the March quarter from 5.3Mt in the December quarter mainly due to an increase in waste tonnes mined of 26% to 5.0Mt tonnes in the March quarter from 4.0Mt in the December quarter. This is line with the waste recovery plan implemented at the end of 2020, through the employment of additional mining fleet and equipment (total of 45 trucks, 6th shovel and 6th drill-rig on site). Ore tonnes mined decreased by 18% to 1.1Mt tonnes in the March quarter from 1.3Mt in the December quarter with focus directed at catching up of waste tonnes delayed in 2020 as a result of the COVID-19 restrictions.

Gold yield decreased by 18% to 0.40g/t in the March quarter from 0.48g/t in the December quarter. This is mainly due to a decrease in gold grade mined of 10%, the processing of about 0.5Mt of low grade stockpiles and lower recovery due to the mining of different metallurgical domains. The copper yield decreased by 3% to 0.35% in the March quarter from 0.37% in the December quarter mainly due to lower copper head grade and lower recovery in the March quarter.

All-in cost per gold ounce decreased by 57% to US$358/oz in the March quarter from US$834/oz in the December quarter driven by higher by-product credits resulting from the higher copper price and lower capital expenditure, partially offset by higher cost of sales before amortisation and depreciation and lower gold ounces sold. All-in cost per equivalent ounce decreased by 17% to US$1,160 per equivalent ounce in the March quarter from US$1,392 per equivalent ounce in the December quarter due to lower capital expenditure and higher equivalent ounces sold in the March quarter compared to the December quarter, partially offset by higher cost of sales before amortisation and depreciation.

Unplanned COVID-19 related expenditure amounted to US$3m during the March quarter.

Capital expenditure decreased by 62% to US$6.8m in the March quarter from US$18.0m in the December quarter mainly due to reduced activities during the rainy season.

Salares Norte

Salares Norte maintained its positive momentum and continued to track ahead of the project schedule during Q1 2021. US$86.9m was spent on the project during the quarter, comprising US$58.6m in capex, US$7.6m in exploration, a US$27.6m investment in working capital and a credit of US$9.7m from the realised portion of the FX hedge. Encouragingly, the detailed engineering was completed in January and pending work is being tracked through a punch list. Relocation of Chinchilla remains on hold and we continue to work with the authorities around a revised plan. The team continues to monitor the two Chinchilla that had already been relocated.

Construction progressed 7.7% during the quarter, bringing the overall construction progress at the end of March to 23.3%, ahead of the planned 18.8%. Camp construction was completed three months ahead of schedule and included an additional module to accommodate COVID-19 restriction measures and allow for distancing of employees. The plant office complex progressed to 90%, two months ahead of the plan, and the plant canteen became fully operational on 1 April.

Most of the mass earthworks were completed during the March quarter with minor works remaining in Q2 2021. The main plant and truck shop contractors started construction in January 2021 with pre-cast concrete, in situ concrete and steel structure installation in progress. Installation of the Primary crusher wall has commenced and the filter plant earthworks are ongoing. Pre-cast installation at the grinding, stockpile, leaching and CIP areas continues to plan and the contractor has commenced the structural steel installation at the grinding area. The HME workshop contractor has begun the structural steel installation which is progressing to plan. Fabrication of thickeners 2, 6 & 7 was completed during the quarter and transportation to site has commenced. The water system contract was awarded during March 2021.

Pre-stripping of the Brecha Principal pit started on 6 January 2021, nine days earlier than planned. Volumes continued to track ahead of plan during the quarter, with 1.8Mt moved by the end of March compared to the planned 1.35Mt.

The team remains focused on exploring the greater district, with US$7.6m spent on district exploration during the March quarter. A total of 8,580 metres were drilled, slightly more than planned.

Australia region
St Ives

		March 2021	Dec 2020	% Variance
Underground				
Ore mined	000 tonnes	**446**	428	4%
Waste mined	000 tonnes	**183**	167	10%
Total tonnes mined	000 tonnes	**629**	596	6%
Grade mined	g/t	**5.13**	5.15	—%
Gold mined	000'oz	**73.6**	70.9	4%
Surface				
Ore mined	000 tonnes	**412**	446	(8)%
Surface waste (Capital)	000 tonnes	**832**	883	(6)%
Surface waste (Operational)	000 tonnes	**627**	751	(16)%
Total waste mined	000 tonnes	**1,459**	1,634	(11)%
Total tonnes mined	000 tonnes	**1,871**	2,080	(10)%
Grade mined	g/t	**2.33**	2.74	(15)%
Gold mined	000'oz	**30.8**	39.2	(21)%
Strip ratio	waste/ore	**3.5**	3.7	(3)%
Total (Underground and Surface)				
Total ore mined	000 tonnes	**858**	874	(2)%
Total grade mined	g/t	**3.78**	3.92	(3)%
Total tonnes mined	000 tonnes	**2,500**	2,676	(7)%
Total gold mined	000'oz	**104.4**	110.1	(5)%
Tonnes milled	000 tonnes	**1,027**	1,180	(13)%
Yield – underground	g/t	**4.57**	4.26	7%
Yield – surface	g/t	**1.57**	1.64	(5)%
Yield – combined	g/t	**2.85**	2.80	2%
Gold produced	000'oz	**94.0**	106.4	(12)%
Gold sold	000'oz	**88.6**	109.8	(19)%
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	**1,329**	1,123	18%
	US$/oz	**1,027**	816	26%
AIC	A$/oz	**1,370**	1,160	18%
	US$/oz	**1,058**	843	25%
Sustaining capital expenditure	A$m	**22.6**	23.7	(5)%
	US$m	**17.4**	17.2	1%
Non-sustaining capital expenditure	A$m	**3.6**	4.1	(12)%
	US$m	**2.8**	3.0	(7)%
Total capital expenditure	A$m	**26.2**	27.8	(6)%
	US$m	**20.2**	20.2	—%

Gold production decreased by 12% to 94,000oz in the March quarter from 106,400oz in the December quarter due to decreased tonnes processed during the March quarter.

Waste tonnes mined at the underground mines increased by 10% to 183,000t in the March quarter from 167,000t in the December quarter, with higher development rates achieved at Hamlet North.

Operational waste tonnes mined in the open pits decreased by 16% to 627,000t in the March quarter from 751,000t in the December quarter, in accordance with the mine plan.

Surface mined grade decreased by 15% to 2.33g/t in the March quarter from 2.74g/t in the December quarter with lower grade ore sourced from Neptune stage 5 pit during the March quarter.

Throughput at Lefroy mill decreased by 13% to 1,027kt in the March quarter from 1,180kt in the December quarter, with a planned maintenance shutdown and a reduction in draw-down of stockpiles to supplement production during the March quarter.

All-in cost increased by 18% to A$1,370/oz (US$1,058/oz) in the March quarter from A$1,160/oz (US$843/oz) in the December quarter mainly due to decreased gold sold, partially offset by lower capital expenditure.

Capital expenditure decreased by 6% to A$26.2m (US$20.2m) in the March quarter from A$27.8m (US$20.2m) in the December quarter with decreased expenditure on mine infrastructure during the March quarter. Non-sustaining capital expenditure decreased by 12% to A$3.6m (US$2.8m) in the March quarter from A$4.1m (US$3.0m) in the December quarter due to decreased near mine exploration drilling in the March quarter.

Agnew

		March 2021	Dec 2020	% Variance
Underground ore mined	000 tonnes	**258**	296	(13)%
Underground waste mined	000 tonnes	**239**	170	40%
Total tonnes mined	000 tonnes	**497**	466	7%
Grade mined – underground	g/t	**6.12**	6.89	(11)%
Gold mined	000'oz	**50.8**	65.5	(22)%
Tonnes milled	000 tonnes	**297**	324	(8)%
Yield	g/t	**5.33**	6.26	(15)%
Gold produced	000'oz	**50.9**	65.3	(22)%
Gold sold	000'oz	**47.9**	69.6	(31)%
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	**1,645**	1,226	34%
	US$/oz	**1,271**	893	42%
AIC	A$/oz	**1,812**	1,244	46%
	US$/oz	**1,400**	907	54%
Sustaining capital expenditure	A$m	**13.9**	13.2	5%
	US$m	**10.8**	9.7	10%
Non-sustaining capital expenditure	A$m	**8.0**	1.2	567%
	US$m	**6.2**	1.0	520%
Total capital expenditure	A$m	**21.9**	14.4	52%
	US$m	**17.0**	10.7	59%

Gold production decreased by 22% to 50,900oz in the March quarter from 65,300oz in the December quarter due to decreased tonnes milled and grade of ore mined and processed during the March quarter.

Ore mined decreased by 13% to 258,000t in the March quarter from 296,000t in the December quarter, with focus during the March quarter on development of the Kath orebody at Waroonga and the Sheba ore body at New Holland resulting in a 40% increase in waste tonnes mined of 239,000t in the March quarter from 170,000t in the December quarter. This horizontal and vertical development sets the mine up to deliver higher ore tonnes for the remainder of the year.

Mined grade decreased by 11% to 6.12g/t in the March quarter from 6.89g/t in the December quarter, with lower grade material mined at New Holland, in accordance with the mine plan.

Yield was impacted by the lower grade of ore mined, decreasing by 15% to 5.33g/t in the March quarter from 6.26g/t in the December quarter.

All-in cost increased by 46% to A$1,812/oz (US$1,400/oz) in the March quarter from A$1,244/oz (US$907/oz) in the December quarter due to lower gold sold and increased capital expenditure, partially offset by lower cost of sales before amortisation and depreciation.

Total capital expenditure increased by 52% to A$21.9m (US$17.0m) in the March quarter from A$14.4m (US$10.7m) in the December quarter. Non-sustaining capital expenditure increased by 567% to A$8.0m (US$6.2m) in the March quarter from A$1.2m (US$1.0m) in the December quarter with development under way to access the Kath Lower and Sheba Extension ore bodies as well as a ramp up of exploration activities at the Redeemer Complex.

Granny Smith

		March 2021	Dec 2020	% Variance
Underground ore mined	000 tonnes	**395**	424	(7)%
Underground waste mined	000 tonnes	**187**	165	13%
Total tonnes mined	000 tonnes	**582**	589	(1)%
Grade mined – underground	g/t	**5.04**	5.28	(4)%
Gold mined	000'oz	**64.1**	72.0	(11)%
Tonnes milled	000 tonnes	**385**	417	(8)%
Yield	g/t	**4.65**	4.96	(6)%
Gold produced	000'oz	**57.6**	66.4	(13)%
Gold sold	000'oz	**57.1**	68.8	(17)%
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	**1,482**	1,413	5%
	US$/oz	**1,145**	1,023	12%
AIC	A$/oz	**1,618**	1,463	11%
	US$/oz	**1,250**	1,062	18%
Sustaining capital expenditure	A$m	**11.1**	18.9	(41)%
	US$m	**8.6**	13.7	(37)%
Non-sustaining capital expenditure	A$m	**7.8**	3.4	129%
	US$m	**6.0**	2.7	124%
Total capital expenditure	A$m	**18.9**	22.3	(15)%
	US$m	**14.6**	16.3	(11)%

Gold production decreased by 13% to 57,600oz in the March quarter from 66,400oz in the December quarter due to decreased tonnes milled, as well as lower grades of ore mined and processed.

Underground waste mined increased by 13% to 187,000t in the March quarter from 165,000t in the December quarter with 677 meters advanced at the second decline during the March quarter (December quarter – 113 meters).

Gold mined decreased by 11% to 64,100oz in the March quarter from 72,000oz in the December quarter. The decrease in gold mined was mainly due to a 7% decrease in underground ore mined, as a result of paste fill sequence delays in Zones 110 and 120.

All-in cost increased by 11% to A$1,618/oz (US$1,250/oz) in the March quarter from A$1,463/oz (US$1,062/oz) in the December quarter due to a decrease in gold sold, partially offset by lower cost of sales before amortisation and depreciation and lower capital expenditure.

Capital expenditure decreased by 15% to A$18.9m (US$14.6m) in the March quarter from A$22.3m (US$16.3m) in the December quarter. Sustaining capital expenditure decreased by 41% to A$11.1m (US$8.6m) in the March quarter from A$18.9m (US$13.7m) in the December quarter due to reduced capital works expenditure and a focus on the development of the second decline in the March quarter which is included as non-sustaining. Non-sustaining capital expenditure increased by 129% to A$7.8m (US$6.0m) in the March quarter from A$3.4m (US$2.7m) in the December quarter due to increased development at the second decline. When completed, the second decline will provide a reduction in current congestion in the main decline and will support short interval control measures to maintain the production profile.

Gruyere

		March 2021	Dec 2020	% Variance
Mine physicals in table on a 100 per cent basis				
Ore mined	000 tonnes	**1,946**	2,268	(14)%
Waste (Capital)	000 tonnes	**6,227**	5,656	10%
Waste (Operational)	000 tonnes	**99**	407	(76)%
Total waste mined	000 tonnes	**6,325**	6,063	4%
Total tonnes mined	000 tonnes	**8,271**	8,331	(1)%
Grade mined	g/t	**1.07**	1.18	(9)%
Gold mined	000'oz	**67.2**	86.4	(22)%
Strip ratio	waste/ ore	**3.3**	2.7	22%
Tonnes milled	000 tonnes	**2,116**	2,106	—%
Yield	g/t	**0.97**	1.05	(7)%
Gold produced	000'oz	**66.2**	70.8	(6)%
Gold sold	000'oz	**64.4**	69.2	(7)%
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	**1,382**	1,324	4%
	US$/oz	**1,068**	960	11%
AIC	A$/oz	**1,385**	1,340	3%
	US$/oz	**1,070**	971	10%
Sustaining capital expenditure – 50% basis	A$m	**14.1**	11.7	20%
	US$m	**10.9**	8.4	29%
Non-sustaining capital expenditure – 50% basis	A$m	**0.1**	0.6	(81)%
	US$m	**0.1**	0.4	(79)%
Total capital expenditure – 50% basis	A$m	**14.2**	12.3	16%
	US$m	**11.0**	8.8	24%

Gold production decreased by 6% to 66,200oz in the March quarter from 70,800oz in the December quarter due to decreased grade of ore mined and processed.

Ore tonnes mined decreased by 14% to 1.95Mt in the March quarter from 2.27Mt in the December quarter with a greater portion of capital waste material mined during the quarter.

Capital waste mined increased by 10% to 6.23Mt tonnes in the March quarter from 5.66Mt in the December quarter with increased pre-strip activities at Stages 2 and 3 of the pit.

Operational waste mined decreased by 76% to 99Kt in the March quarter from 407Kt in the December quarter with focus during the quarter on pre-stripping of Stages 2 and 3.

Grade mined decreased by 9% to 1.07g/t in the March quarter from 1.18g/t in the December quarter in accordance with the mine plan.

Gold mined was impacted by the reduction in ore tonnes mined and lower grades, decreasing by 22% to 67,200oz in the March quarter from 86,400oz in the December quarter.

All-in cost increased by 3% to A$1,385/oz (US$1,070/oz) in the March quarter from A$1,340/oz (US$971/oz) in the December quarter due to lower gold sold and higher capital expenditure, partially offset by lower cost of sale before amortisation and depreciation.

Capital expenditure (on a 50% basis) increased by 15% to A$14.2m (US$11.0m) in the March quarter from A$12.3m (US$8.8m) in the December quarter reflecting increased development at Stages 2 and 3 of the pit.

Underground and surface

Imperial ounces with metric tonnes and grade		Total Mine operations including equity accounted Joint Venture	South Africa Region — South Deep	West Africa Region — Ghana — Total	Tarkwa	Damang	Asanko# 45%	South America Region — Peru — Cerro Corona	Australia Region — Australia — Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined	**March 2021**	**1,446**	**346**	**—**	**—**	**—**	**—**	**—**	**1,100**	**446**	**258**	**395**	**—**
(000 tonnes)*	Dec 2020	1,452	304	—	—	—	—	—	1,148	428	296	424	—
– underground ore	March 2020	1,398	275	—	—	—	—	—	1,123	358	348	418	—
	March 2021	**648**	**39**	**—**	**—**	**—**	**—**	**—**	**609**	**183**	**239**	**187**	**—**
– underground waste	Dec 2020	547	45	—	—	—	—	—	502	167	170	165	—
	March 2020	547	8	—	—	—	—	—	539	230	186	123	—
	March 2021	**7,789**	**—**	**5,305**	**2,405**	**2,071**	**828**	**1,099**	**1,385**	**412**	**—**	**—**	**973**
– surface ore	Dec 2020	8,933	—	6,010	2,922	2,204	884	1,343	1,580	446	—	—	1,134
	March 2020	9,265	—	4,919	3,319	740	860	2,795	1,552	633	—	—	919
	March 2021	**9,883**	**385**	**5,305**	**2,405**	**2,071**	**828**	**1,099**	**3,093**	**1,041**	**497**	**582**	**973**
– total	Dec 2020	10,932	349	6,010	2,922	2,204	884	1,343	3,231	1,041	466	589	1,134
	March 2020	11,211	283	4,919	3,319	740	860	2,795	3,214	1,221	534	540	919
Grade mined	**March 2021**	**5.4**	**5.6**	**—**	**—**	**—**	**—**	**—**	**5.3**	**5.1**	**6.1**	**5.0**	**—**
(grams per tonne)	Dec 2020	5.8	6.3	—	—	—	—	—	5.6	5.1	6.9	5.3	—
– underground ore	March 2020	5.1	5.9	—	—	—	—	—	5.0	4.7	4.8	5.4	—
	March 2021	**1.4**	**—**	**1.5**	**1.5**	**1.6**	**1.3**	**0.9**	**1.4**	**2.3**	**—**	**—**	**1.1**
– surface ore	Dec 2020	1.5	—	1.6	1.5	1.8	1.4	1.0	1.6	2.7	—	—	1.2
	March 2020	1.2	—	1.4	1.3	1.4	1.5	0.8	1.3	1.6	—	—	1.1
	March 2021	**2.0**	**5.1**	**1.5**	**1.5**	**1.6**	**1.3**	**0.9**	**3.2**	**3.8**	**6.1**	**5.0**	**1.1**
– total	Dec 2020	2.0	5.5	1.6	1.5	1.8	1.4	1.0	3.3	3.9	6.9	5.3	1.2
	March 2020	1.7	5.7	1.4	1.3	1.4	1.5	0.8	2.8	2.7	4.8	5.4	1.1
Gold mined	**March 2021**	**251.1**	**62.6**	**—**	**—**	**—**	**—**	**—**	**188.5**	**73.6**	**50.8**	**64.1**	**—**
(000 ounces)*	Dec 2020	269.9	61.6	—	—	—	—	—	208.4	70.9	65.5	72.0	—
– underground ore	March 2020	231.0	52.1	—	—	—	—	—	178.9	53.5	53.3	72.1	—
	March 2021	**350.3**	**—**	**255.3**	**112.6**	**108.2**	**34.5**	**30.5**	**64.4**	**30.8**	**—**	**—**	**33.6**
– surface ore	Dec 2020	436.7	—	312.8	144.6	128.0	40.2	41.5	82.4	39.2	—	—	43.2
	March 2020	349.9	—	214.3	137.9	33.6	42.8	71.3	64.4	33.2	—	—	31.2
	March 2021	**601.4**	**62.6**	**255.3**	**112.6**	**108.2**	**34.5**	**30.5**	**253.0**	**104.4**	**50.8**	**64.1**	**33.6**
– total	Dec 2020	706.6	61.6	312.8	144.6	128.0	40.2	41.5	290.8	110.1	65.5	72.0	43.2
	March 2020	581.0	52.1	214.3	137.9	33.6	42.8	71.3	243.3	86.7	53.3	72.1	31.2
Ore milled/treated	**March 2021**	**1,482**	**362**	**—**	**—**	**—**	**—**	**—**	**1,120**	**437**	**297**	**385**	**—**
(000 tonnes)	Dec 2020	1,588	324	—	—	—	—	—	1,264	523	324	417	—
– underground ore	March 2020	1,429	291	—	—	—	—	—	1,138	388	322	429	—
	March 2021	**26**	**26**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
– underground waste	Dec 2020	37	37	—	—	—	—	—	—	—	—	—	—
	March 2020	5	5	—	—	—	—	—	—	—	—	—	—
	March 2021	**8,870**	**318**	**5,269**	**3,436**	**1,183**	**650**	**1,635**	**1,648**	**590**	**—**	**—**	**1,058**
– surface ore	Dec 2020	9,074	380	5,304	3,452	1,205	647	1,680	1,710	657	—	—	1,053
	March 2020	8,913	250	5,259	3,479	1,150	630	1,675	1,729	766	—	—	963
	March 2021	**10,378**	**707**	**5,269**	**3,436**	**1,183**	**650**	**1,635**	**2,767**	**1,027**	**297**	**385**	**1,058**
– total	Dec 2020	10,700	741	5,304	3,452	1,205	647	1,680	2,974	1,180	324	417	1,053
	March 2020	10,346	546	5,259	3,479	1,150	630	1,675	2,867	1,154	322	429	963
Yield	**March 2021**	**4.9**	**5.0**	**—**	**—**	**—**	**—**	**—**	**4.8**	**4.6**	**5.3**	**4.7**	**—**
(Grams per tonne)	Dec 2020	5.2	5.8	—	—	—	—	—	5.0	4.3	6.3	5.0	—
– underground ore	March 2020	4.9	6.4	—	—	—	—	—	4.6	4.2	4.6	4.8	—
	March 2021	**1.2**	**0.1**	**1.3**	**1.1**	**1.9**	**1.3**	**0.9**	**1.2**	**1.6**	**—**	**—**	**1.0**
– surface ore	Dec 2020	1.2	0.1	1.3	1.1	1.9	1.4	0.9	1.3	1.6	—	—	1.0
	March 2020	1.1	0.1	1.1	1.1	1.0	1.5	1.2	1.3	1.6	—	—	1.0
	March 2021	**1.7**	**2.6**	**1.3**	**1.1**	**1.9**	**1.3**	**0.9**	**2.6**	**2.8**	**5.3**	**4.7**	**1.0**
– combined	Dec 2020	1.8	2.6	1.3	1.1	1.9	1.4	0.9	2.9	2.8	6.3	5.0	1.0
	March 2020	1.7	3.5	1.1	1.1	1.0	1.5	1.2	2.6	2.5	4.6	4.8	1.0
Gold produced	**March 2021**	**231.5**	**58.6**	**—**	**—**	**—**	**—**	**—**	**172.9**	**64.3**	**50.9**	**57.6**	**—**
(000 ounces)*	Dec 2020	263.3	60.0	—	—	—	—	—	203.3	71.6	65.3	66.4	—
– underground ore	March 2020	226.3	59.7	—	—	—	—	—	166.5	52.6	47.4	66.6	—
	March 2021	**331.4**	**1.1**	**221.1**	**122.5**	**71.7**	**27.0**	**46.4**	**62.8**	**29.7**	**—**	**—**	**33.1**
– surface ore	Dec 2020	349.7	1.6	230.1	127.2	73.3	29.5	47.9	70.1	34.7	—	—	35.4
	March 2020	327.5	0.9	193.9	127.1	36.9	29.8	62.3	70.4	40.6	—	—	29.8
	March 2021	**562.9**	**59.7**	**221.1**	**122.5**	**71.7**	**27.0**	**46.4**	**235.7**	**94.0**	**50.9**	**57.6**	**33.1**
– total	Dec 2020	613.0	61.5	230.1	127.2	73.3	29.5	47.9	273.4	106.4	65.3	66.4	35.4
	March 2020	553.8	60.6	193.9	127.1	36.9	29.8	62.3	236.9	93.1	47.4	66.6	29.8
Cost of sales before gold inventory change and amortisation and depreciation	**March 2021**	**133**	**169**	**—**	**—**	**—**	**—**	**—**	**121**	**101**	**142**	**127**	**—**
(dollar per tonne)	Dec 2020	115	166	—	—	—	—	—	101	79	123	111	—
– underground	March 2020	117	206	—	—	—	—	—	94	79	114	93	—
	March 2021	**27**	**17**	**30**	**21**	**45**	**45**	**25**	**25**	**32**	**—**	**—**	**21**
– surface	Dec 2020	27	19	30	19	50	43	26	21	25	—	—	18
	March 2020	27	6	30	24	40	42	25	25	32	—	—	19
	March 2021	**43**	**101**	**30**	**21**	**45**	**45**	**25**	**64**	**61**	**142**	**127**	**21**
– total	Dec 2020	40	91	30	19	50	43	26	55	49	123	111	18
	March 2020	40	114	30	24	40	42	25	52	48	114	93	19

* Excludes surface material at South Deep.
\# Includes only 45% of Asanko (Equity Accounted JV).

Certain forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- changes in the market price of gold, and to a lesser extent copper and silver;
- material changes in the value of Rand and non-U.S. Dollar currencies;
- difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
- the ability of the Group to comply with requirements that it provide benefits to affected communities;
- the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
- court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
- the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
- the success of the Group's business strategy, development activities and other initiatives, particularly at Damang and the Salares Norte project;
- changes in technical and economic assumptions underlying Gold Fields' mineral reserve estimates;
- supply chain shortages and increases in the prices of production imports;
- changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
- the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
- loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions;
- power cost increases as well as power stoppages, fluctuations and usage constraints;
- regulation of greenhouse gas emissions and climate change;
- high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
- the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
- the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
- the occurrence of future acid mine drainage related pollution;
- geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
- economic, political or social instability in the countries where Gold Fields operates;
- downgrades in the credit rating of South Africa and its impact on Gold Fields' ability to secure financing;
- reliance on outside contractors to conduct some of its operations;
- ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
- the inability to modernise operations and remain competitive within the mining industry;
- the effects of regional re-watering at South Deep;
- the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
- actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields' operations that leads to censure, penalties or negative reputational impacts;
- the occurrence of labour disruptions and industrial actions;
- the adequacy of the Group's insurance coverage;
- financial flexibility could be limited by South African exchange control regulations;
- difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
- the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
- the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
- the identification of a material weakness in disclosure and internal controls over financial reporting;
- difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
- liquidity risks in trading ordinary shares on JSE Limited;
- Gold Fields' ability to pay dividends or make similar payments to its shareholders; and
- shareholders' equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.

Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields' filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2020 and the annual report on Form 20-F for the fiscal year ended 31 December 2020. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company's external auditors.

Administration and corporate information

Corporate secretary
Anré Weststrate
Tel: +27 11 562 9719
Mobile: +27 83 635 5961
email: anré.weststrate@goldfields.com

Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries
London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 (0) 20 7796 8644
email: general@corpserv.co.uk

American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon
P O Box 505000
Louisville, KY 40233 – 5000

Overnight correspondence should be sent to:
BNY Mellon
462 South 4th Street, Suite 1600
Louisville, KY40202
email: shrrelations @cpushareownerservices.com
Phone numbers
Tel: 866 269 2377 Domestic
Tel: 201 680 6825 Foreign

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road
Illovo, Johannesburg 2196
South Africa

Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
email: avishkar.nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
email: thomas.mengel@goldfields.com

Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
email: sven.lunsche@goldfields.com

Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196

PO Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Link Group
The Registry
10th Floor, Central Square
29 Wellington Street
Leeds
LSI 4 DL
England
Tel: 0371 664 0300

If you are outside the United Kingdom please call (0) 371 664 0300

Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales.
email: shareholderenquiries@linkgroup.co.uk

Website
www.goldfields.com

Listings
JSE / NYSE / GFI

CA Carolus† (Chair) CI Griffith• (Chief Executive Officer) PA Schmidt• (Chief Financial Officer)
A Andani#† PJ Bacchus*† TP Goodlace† C Letton^† PG Sibiya† SP Reid^† YGH Suleman†

^ Australian * British # Ghanaian
† Independent Director • Non-independent Director

Bastion



GOLD FIELDS

www.goldfields.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 6 May 2021

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer